Annual Report

Cover Page

Name of issuer:

Ilex Organics LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 5/26/2021

Physical address of issuer:

470 OLD HWY 17
CRESCENT CITY FL 32112

Website of issuer:

www.yauponbrothers.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$277,114.00	$389,172.00
Cash & Cash Equivalents:	$9,412.00	$109,668.00
Accounts Receivable:	$37,301.00	$29,965.00
Current Liabilities:	$370,900.00	$325,214.00
Non-Current Liabilities:	$1,124,131.00	$1,110,077.00
Revenues/Sales:	$389,793.00	$418,486.00
Cost of Goods Sold:	$356,120.00	$304,055.00
Taxes Paid:	$2,908.00	$0.00
Net Income:	($538,241.00)	($569,121.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Ilex Organics LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Bryon White	CEO	Yaupon Brothers	2021
Paige Jernigan	Startup Advisory	Angel Oak Advisory	2021
Alexander Ortiz	Chief Investment Officer	Afina International	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Bryon White	President	2021
Bryon White	CEO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Florida Ilex, LLC	580.0 Class A Units	58.0
Nurture Harvest LLC	280.0 Class A Units	28.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Supply chain for Yaupon is nascent and not fully mature. It is being developed, but we are competing against a fully mature imported supply chain.

It is expensive to establish CPG businesses and there is a high rate of failure. Lack or loss of cash flow is a serious and common problem that results in the failure of almost 90% of all CPG firms.

Raising capital is hard. Less than 2% of businesses raise capital from VC firms. Coupled with intense cash needs, there is currently a difficult landscape for businesses like ours in terms of raising cash.

There is always risk of product/production issues which can result in high-liability situations such as product recalls and contamination issues.

As a farming enterprise, there are risks of losses posed by natural disasters such as hurricanes, blizzards, droughts, insect predation, pathogens, contamination, and many other potential hazards.

Customer acquisition channels can vary in cost/effectiveness, which makes it difficult to forecast the level of success in each sales channel.

Customer acquisition channels can vary in cost/effectiveness, which makes it difficult to forecast the level of success in each sales channel.

The company is still developing intellectual property, which could be denied, or need to be defended in the future.

The company is still developing intellectual property, which could be denied, or need to be defended in the future.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a

liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	1,000	1,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	SBA
Issue date	09/01/21
Amount	$1,000,000.00
Outstanding principal plus interest	$999,466.88 as of 08/06/25
Interest rate	5.5% per annum
Maturity date	05/01/26
Current with payments	Yes

First position lien on company assets.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2021	Regulation D, Rule 506(b)	Common stock	$650,000	General operations
8/2022	Section 4(a)(2)	SAFE	$155,000	General operations
9/2023	Regulation Crowdfunding	SAFE	$167,028	General operations
7/2024	Section 4(a)(2)	SAFE	$1,050,000	General operations
5/2025	Section 4(a)(2)	Preferred stock	$100,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Mark Steele
Amount Invested	$47,700.00
Transaction type	Loan
Issue date	12/31/18
Outstanding principal plus interest	$0.00 as of 05/14/23
Interest rate	0.0% per annum
Maturity date	05/02/22
Relationship	Investor

Name	Mark Steele
Amount Invested	$102,000.00
Transaction type	Loan
Issue date	04/30/21
Outstanding principal plus interest	$0.00 as of 05/14/23
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Investor

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without

regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

America's ONLY native caffeinated leaf, Yaupon

Yaupon Brothers American Tea Co. produces herbal teas made from yaupon holly, North America's only native caffeinated plant. Their products offer a smooth, jitter-free energy boost and are rooted in a long-overlooked indigenous tradition, now revitalized with unique and flavorful blends.

Milestones

Ilex Organics LLC was organized in the State of Delaware in May 2021.

Since then, we have:

- Potential to disrupt a $13B imported tea industry with 100% American Yaupon - America's First Cup.

- Yaupon is Whole Foods #1 Top Ten Food Trend, and Bon Appétit Editors name it a top herbal tea.

- Yaupon is a regenerative, sustainable, and organic crop, and it only grows in the Southeast U.S.

- Yaupon is America's only domestic caffeine source. It's the only tariff-proof caffeine in the USA.

- Forbes "The Year of Yaupon"; Washington Post votes Yaupon 'IN' on 'The List'.

- Mission driven company that seeks to uplift socially disadvantaged farmers with a profitable crop.

- We have 80,000 acres of Yaupon under company management with plans to scale as the company does.

Historical Results of Operations

- Revenues & Gross Margin. For the period ended December 31, 2024, the Company had revenues of $389,793 compared to the year ended December 31, 2023, when the Company had revenues of $418,486. Our gross margin was 8.64% in fiscal year 2024, and 27.34% in 2023.

- Assets. As of December 31, 2024, the Company had total assets of $277,114, including $9,412 in cash. As of December 31, 2023, the Company had $389,172 in total assets, including $109,668 in cash.

- Net Loss. The Company has had net losses of $538,241 and net losses of $569,121 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- Liabilities. The Company's liabilities totaled $1,495,031 for the fiscal year ended December 31, 2024 and $1,435,291 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,205,700 in debt, $750,000 in equity, and $1,372,028 in SAFEs.

After the conclusion of this Offering, should we hit our

minimum funding target, our projected runway is 48 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ilex Organics LLC cash in hand is $30,000, as of August 2025. Over the last three months, revenues have averaged $50,000/month, cost of goods sold has averaged $32,000/month, and operational expenses have averaged $32,836/month, for an average burn rate of $14,836 per month. Our intent is to be profitable in 24 months.

Since the end of Q2 2025 (the period covered in the financials), several material developments have occurred:

Product Rebrand & Packaging Upgrade (Effective Fall 2025):
Yaupon Brothers has completed a full product rebrand, including new packaging with individually wrapped tea bags designed specifically for foodservice and retail channels. This positions us for expanded distribution and improved margin on single-serve formats.

Retail Channel Expansion:
We have secured national placement in HomeGoods and expanded into Misfits Market, both of which are expected to contribute significantly to platform and wholesale revenue in the second half of 2025.

Improved Cost Structure:
Our production costs have decreased due to better supply

chain management and inventory sell-through of older SKUs. We expect a stronger gross margin going forward, more in line with the 56.46% margin achieved in Q2 2025.

Media Exposure & Brand Awareness:
We've received national media coverage from NPR, The Guardian, The Washington Post, and DTN Progressive Farmer, increasing consumer awareness and inbound wholesale interest.

Active Capital Raise:
We are currently raising a $2M priced equity round (at a $5.65M pre-money valuation with an 8% redemption coupon) to support inventory scaling, marketing, and new product development. We also launched a WeFunder community round, which has gained strong traction. These developments reflect a positive trend in both operations and financial performance, positioning the company for accelerated growth through the remainder of 2025 and into 2026.

Over the next 3–6 months, we project the following financial performance:

Expected Revenue: $225,000–$275,000

We anticipate continued revenue growth due to the national launch of our rebranded product line, expansion into new retail channels (including HomeGoods and Misfits Market), and increased direct-to-consumer sales driven by recent media exposure and marketing efforts.

Expected Expenses: $175,000–$225,000

This includes tea production, packaging, logistics, marketing, and operational overhead. We expect a temporary increase in marketing spend to support the product relaunch and drive customer acquisition.
We are a revenue-generating company with over $500,000 in trailing 12-month revenue and anticipate increasing both revenue and gross margin during this period. Our recent Q2 2025 gross margin was 56.46%, and we expect to maintain or improve upon this level moving forward.
We are also in the process of raising additional capital through a $2M priced equity round and a live WeFunder campaign, which will provide the working capital needed to scale production, support retail launches, and fuel continued growth.

Yaupon Brothers is not yet profitable, though we are revenue-generating and have achieved strong gross margins, particularly in our most recent quarter (Q2 2025),

where we posted a gross margin of 56.46%.
We expect to reach profitability within 12–15 months,
contingent on the successful close of our current
fundraising efforts.

Funding Required to Reach Profitability:
We estimate that $1.5M to $2M in additional funding is
needed to reach breakeven. This capital will primarily be
used to:
Scale production of our newly rebranded product line
Support inventory for growing retail and wholesale demand
(e.g., HomeGoods, Misfits Market)
Fund marketing and customer acquisition for DTC and
foodservice
Invest in operational efficiencies and reduce per-unit costs
through higher volume

Why We're Confident:
We have a proven product-market fit with over $500K in
trailing 12-month revenue
Our new packaging format (individually wrapped teabags)
opens new B2B and foodservice channels with higher
repeat rates and margins
We've achieved significant cost improvements in Q2 2025
and expect continued margin growth
Media exposure from NPR, The Guardian, DTN, and The
Washington Post has generated strong inbound interest
from retail buyers and customers
We are launching new channels with established purchase
orders in hand
With the right capital, we are confident in achieving
profitability by Q3–Q4 2026 and building a sustainable,
high-margin business rooted in regenerative agriculture
and indigenous heritage.

In addition to our Wefunder campaign, Yaupon Brothers is
currently raising a $2 million priced equity round at a
$5.65M pre-money valuation with an 8% redemption
coupon. We have already secured the following:
A $100,000 investment from Matea Ventures, a family
office affiliated with Establecimiento Las Marías, the world's
largest yerba mate producer
A $250,000 convertible note in final diligence with
Potlikker Capital
Additional soft commitments from strategic investors and
CPG-focused funds
We also maintain access to small working capital lines from
existing vendor and fulfillment partners, as well as bridge
funding options through our advisors and aligned partners.
Short-Term Burn Management
To manage our short-term burn during the Wefunder

campaign, we are:
Actively fulfilling revenue-generating purchase orders from national retailers, including HomeGoods and Misfits Market, as well as ongoing DTC and wholesale customers
Prioritizing lean operations and deferring non-essential expenses until capital is secured
Using inventory sell-through and cash flow from recent shipments to offset operational costs
We're on a clear path to profitability and are balancing capital strategy with careful operational discipline during the campaign.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Bryon White, certify that:

(1) the financial statements of Ilex Organics LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Ilex Organics LLC included in this Form reflects accurately the information reported on the tax return for Ilex Organics LLC filed for the most recently completed fiscal year.



Bryon White
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the

purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

www.yauponbrothers.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Alexander Ortiz
Bryon White
Paige Jernigan

Appendix E: Supporting Documents

ttw_communications_124136_204718.pdf
Yaupon_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Alexander Ortiz

Bryon White

Paige Jernigan

Appendix E: Supporting Documents

ttw_communications_124136_204718.pdf
Yaupon_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ilex Organics LLC

By

Bryon White

President, CEO, Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Bryon White

President, CEO, Co-Founder
8/19/2025

Paige Jernigan

Investor
8/26/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.